FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of
May and June, 2012

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date:4 July, 2012

EXHIBIT INDEX

EXHIBIT NUMBER      EXHIBIT DESCRIPTION
99                                     Notice to London Stock Exchange dated4 July, 2012

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1: Stock Exchange announcement dated 4 May 2012 entitled 'Director/PDMR Shareholding'

Exhibit 2: Stock Exchange announcement dated 4 May 2012 entitled 'Publication of Prospectus'

Exhibit 3: Stock Exchange announcement dated 8 May 2012 entitled 'Director/PDMR Shareholding'

Exhibit 4: Stock Exchange announcement dated 9 May 2012 entitled 'Results of AGM'

Exhibit 5: Stock Exchange announcement dated 31 May 2012 entitled 'Director/PDMR Shareholding'

Exhibit 6: Stock Exchange announcement dated 15 June 2012 entitled 'Director/PDMR Shareholding'

Exhibit 1:

4 May  2012
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 4 May 2012 of the following transaction which took place on 3 May 2012:

Ms H Nyasulu (PDMR) - purchase of 200 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2155p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries: SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

4 May 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 2:
4 May 2012

PUBLICATION OF PROSPECTUS
The following prospectus has been approved by the UK Listing Authority and is available for viewing:
Prospectus dated 4th May 2012 relating to a US$ 15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/8102C_-2012-5-4.pdf
In addition, a copy of the Prospectus and the documents incorporated by reference therein have been submitted to the National Storage Mechanism and will be shortly available for inspection at
www.Hemscott.com/nsm.do.
For further information, please contact:
Unilever PLC
Unilever House
100 Victoria Embankment
Blackfriars
London EC4Y 0DY
T: +44 (0) 20 7822 5252
F: +44 (0) 20 7822 5464
DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.
Your right to access this service is conditional upon complying with the above requirement.

SAFE HARBOUR
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 3:

8 May 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 8 May 2012 of the following transaction which took place on 3 May 2012:

Mr K Weed (PDMR)

-     sold 2,745 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2122p per share.

Mrs C Weed (a connected person to Mr K Weed)

-     sold 2,552 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2140p per share.

 The above transaction was carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

 8 May 2012

This information is provided by RNS

The company news service from the London Stock Exchange

END

Exhibit 4:

9 May 2012

UNILEVER PLC
ANNUAL GENERAL MEETING
ALL RESOLUTIONS APPROVED

Unilever PLC shareholders today approved all resolutions put to the 2012 Annual General Meeting in London. Voting was by poll on each resolution and the results are set out below.
BOARD APPOINTMENTS
The following continuing directors stood for election and were duly re-elected by the shareholders of Unilever PLC: Louise Fresco, Ann Fudge, Charles Golden, Byron Grote, Jean-Marc Hu
ët, Sunil Bharti Mittal, Hixonia Nyasulu, Paul Polman, Sir Malcolm Rifkind, Kees Storm, Michael Treschow, and Paul Walsh.
Each proposed candidate for re-election was also proposed and all resolutions were passed approving his or her appointment as an Executive or Non-Executive Director at the Unilever N.V. AGM on 9 May 2012.
POLL RESULTS - ANNUAL GENERAL MEETING 9 MAY 2012

	TOTAL VOTES FOR	%	TOTAL VOTES AGAINST	%	TOTAL VOTES CAST	% OF SHARE CAPITAL VALIDLY CAST VOTED FOR AND AGAINST	VOTES WITHHELD
1. To receive the Report and Accounts for the year ended 31 December 2011	913,977,603	99.98	191,338	0.02	914,168,941	71.23%	510,032
2. To approve the Directors' Remuneration Report for the year ended 31 December 2011	829,123,792	93.88	54,080,467	6.12	883,204,259	68.81%	31,530,263
3. To re-elect Mr P G J M Polman as a Director	913,528,650	99.93	612,151	0.07	914,140,801	71.22%	604,589
4. To re-elect Mr R J-M S Huët as a Director	913,544,053	99.94	581,563	0.06	914,125,616	71.22%	618,765
5. To re-elect Professor L O Fresco as a Director	911,085,019	99.67	2,983,183	0.33	914,068,202	71.22%	640,451
6. To re-elect Ms A M Fudge as a Director	905,380,281	99.05	8,707,654	0.95	914,087,935	71.22%	653,233
7. To re-elect Mr C E Golden as a Director	910,816,487	99.67	2,970,695	0.33	913,787,182	71.20%	855,857
8. To re-elect Dr B Grote as a Director	912,822,747	99.86	1,261,520	0.14	914,084,267	71.22%	637,435
9. To re-elect Mr Sunil Bharti Mittal as a Director	909,544,164	99.65	3,199,568	0.35	912,743,732	71.12%	1,981,043
10. To re-elect Ms H Nyasulu as a Director	911,445,606	99.71	2,638,512	0.29	914,084,118	71.22%	628,580
11. To re-elect The Rt Hon Sir Malcolm Rifkind MP as a Director	911,968,279	99.77	2,095,061	0.23	914,063,340	71.22%	652,588
12. To re-elect Mr K J Storm as a Director	902,621,474	98.85	10,523,776	1.15	913,145,250	71.15%	1,583,519
13. To re-elect Mr M Treschow as a Director	906,232,939	99.14	7,853,994	0.86	914,086,933	71.22%	643,324
14. To re-elect Mr P Walsh as a Director	813,649,681	89.01	100,462,066	10.99	914,111,747	71.22%	622,247
15. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	906,475,591	99.53	4,297,033	0.47	910,772,624	70.96%	3,970,417
16. To authorise the Directors to fix the remuneration of the Auditors	907,010,716	99.58	3,829,894	0.42	910,840,610	70.97%	3,888,763
17. To renew the authority to Directors to issue shares	895,681,610	97.99	18,418,763	2.01	914,100,373	71.22%	577,006
18. To renew the authority to Directors to disapply pre-emption rights	907,280,809	99.28	6,565,982	0.72	913,846,791	71.20%	867,769
19. To renew the authority to the Company to purchase its own shares	913,399,041	99.91	818,044	0.09	914,217,085	71.23%	488,098
20. To authorise Political Donations and Expenditure	895,694,255	98.32	15,334,977	1.68	911,029,232	70.98%	3,638,954
21. To shorten the Notice period for General Meetings	842,243,636	92.14	71,798,890	7.86	914,042,526	71.22%	687,283
22. Adoption of new Articles of Association	912,884,302	99.91	860,090	0.09	913,744,392	71.19%	979,561

NOTES:
- The 'For' vote includes votes given at the Chairman's discretion and details of proxy votes cast are referred to in the table above.
- The total number of Unilever PLC shares with voting rights in issue at 3pm on Wednesday 9 May 2012 was 1,283,459,367. 26,696,994 shares are held in treasury and do not have voting rights attached.
 A 'Vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.
 In accordance with Listing Rule 9.6.2 copies of all the resolutions passed, other than ordinary business, will be submitted to and available for inspection at the National Storage Mechanism and will shortly be available for inspection at:www.Hemscott.com/nsm.do A copy of the resolutions can also be found in the Chairman's Letter and Notice of Meeting which is available on our website:www.unilever.com/AGM
 9 May 2012
 Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 5:

31 May 2012

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 31 May 2012 of the following transaction which took place on 30 May 2012:

 Mr K Havelock (PDMR)

-     sold 835 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2025p per share.

 The above transaction was carried out in the UK.

 This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

 Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - COMPANY SECRETARY

31 May 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Exhibit 6:

15 June 2012
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

 Unilever PLC was notified on 14 June 2012 that on 13 June 2012 either dividend equivalents or dividends earned were reinvested as additional shares on the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP) and the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £20.83 or the New York Stock Exchange closing price of $32.41 (as appropriate) on 13 June 2012.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 571 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 477 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 349 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 1,034 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 287 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 467 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 508 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 1,441 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 302 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 458 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 467 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 421 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

 Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) - 142 Ordinary 3 1/9 pence shares

Professor G Berger (PDMR) - 91 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 111 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) - 39 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 44 Ordinary 3 1/9 pence shares

Mr D Lewis (PDMR) - 136 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) - 192 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) - 190 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 95 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) - 131 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 139 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) - 135 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr K Havelock (PDMR) - 97 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 39 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 83 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 53 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on
North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 544 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
Management Co-Investment Program
Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 104 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) - 44 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.
Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr K Havelock (PDMR) - 48 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) - 155 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) - 175 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) - 96 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.
This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:

SAMANTHA HOOD - +44(0)207 822 5928

 Name of authorised official of issuer responsible for making notification:

TONIA LOVELL - GROUP SECRETARY

 15 June 2012

This information is provided by RNS
The company news service from the London Stock Exchange

END

Safe Harbour
:

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are; Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and regulatory, tax and legal risks. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements, contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.